UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: KKR FS Income Trust Select

Address of Principal Business Office (No. & Street, City, State, Zip Code):

201 Rouse Boulevard

Philadelphia, PA 19112

Telephone Number (including area code):

(215) 495-1150

Name and Address of Agent for Service of Process:

Michael C. Forman

KKR FS Income Trust Select

201 Rouse Boulevard

Philadelphia, PA 19112

With Copies of Notices and Communications to:

James A. Lebovitz

Eric S. Siegel

Clay Douglas

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and Commonwealth of Pennsylvania on the 7th day of June, 2023.

KKR FS Income Trust Select

By:	/s/ Michael C. Forman
Michael C. Forman
Chairman and Chief Executive Officer

Attest:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary